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                             September 27, 2021

       Richard Ferrari
       Executive Chairman of the Board
       Tenon Medical, Inc.
       104 Cooper Court
       Los Gatos, CA 95032

                                                        Re: Tenon Medical, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
30, 2021
                                                            CIK No. 0001560293

       Dear Mr. Ferrari:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Market Data, page 4

   1. We note your statement here that the industry data used throughout the prospectus "has been obtained from
sources believed to be reliable, but the accuracy and completeness of such information is not
guaranteed." We also note your statements that "third-party
                                                        projections may be
overstated and should not be given undue weight," that "[you] have not independently
verified any of the data from third party sources" and that "internal surveys, industry
forecasts and market research [...] have not been independently verified." These
statements appear to imply a disclaimer of responsibility for this information in the
prospectus. Please either delete these statements or specifically state that you are liable for
the information related to the market and industry data.
 Richard Ferrari
Tenon Medical, Inc.
September 27, 2021
Page 2
Prospectus Summary, page 4

2. The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion of the market opportunity and your commercial launch of The CATAMARAN with a discussion of your history of losses since inception and your expectation to incur losses in the future.
The Opportunity, page 4

3. We note your disclosure on page 70 that based on market research and internal estimates,
         Tenon believes the potential market for surgical intervention of the SI-Joint to be 279,000 procedures annually in the United States. Please include this disclosure, if true, in this section in order to make your market opportunity disclosure more concrete.
Commercialization, page 7

4.       We note your disclosure here and on page 73 that "[t]he CATAMARAN
System is a
         singular implant designed with several proprietary components which
allow for the    One
         and Done    feature of the implant." Please expand your disclosure to
describe in greater
         detail the "One and Done" feature and to explain why this is a differentiating feature of the implant.
Common stock to be outstanding after the offering, page 13

5.     We note your disclosure in footnote 2. Please revise this footnote to:
           clarify when SpineSource, Inc's entitlement to maintain a 3% ownership interest in the company on a fully diluted basis ends;
           indicate the number of shares of common stock issuable upon the conversion of any outstanding shares of your Series A Preferred Stock, we note in this regard your disclosure on page II-2 that the company issued 2,550,763 shares of Series A
          Preferred Stock to an accredited investor;
           tell us why the number of outstanding shares to be outstanding after the offering does not include the 491,222 shares of your common stock that may be issued prior to the closing of this offering as a result of the conversion of your Series B Preferred Stock or revise your disclosure as appropriate;
           indicate that this number excludes the shares issuable under your equity incentive plan, including the shares issuable under the one-time option grant to Steven Foster to maintain his ownership position at 4% of the fully diluted outstanding equity of the company; and
FirstName
           LastNameRichard      Ferrariexcludes the shares that would be
issuable upon exercise of
          indicate that this number
Comapany the
          NameTenon     Medical,
              underwriters'       Inc. and from any other source of dilution to
investors in this
                             warrants
          offering
September 27, 2021including
                    Page 2 those indicated on page 51.
FirstName LastName
 Richard Ferrari
FirstName LastNameRichard Ferrari
Tenon Medical,  Inc.
Comapany 27,
September  NameTenon
               2021   Medical, Inc.
September
Page 3    27, 2021 Page 3
FirstName LastName
Risk Factors
The results of our future clinical trials may not support our product candidate claims or may result in the discovery of adverse side effect, page 37

6. We note your reference here to your "anticipated clinical trials." We also note your disclosure in your Use of Proceeds on page 50 stating that you intend to use the net proceeds of this offering to, among other things, initiate clinical studies. To the extent that you have anticipated clinical trials that are material to your business, please describe these trials and their status of development in your Business section including providing the number of participants, the primary and secondary endpoints and any statistical analysis that will be done.
Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us, page 46

7. We note that you have identified certain material weaknesses in your internal control over financial reporting. Please expand your disclosure to explain in further detail what these material weaknesses relate to and the reasons for each error or misapplication of accounting. Please also revise this text so that it gives investors a concise, concrete description of the condition that poses a risk. Also, expand your discussion of the remedial steps being taken by management to describe the remediation plan, including the estimated time period to execute your remediation plan.
Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum, page 48

8. We note your disclosure here does not appear to be consistent with your disclosure on page 99. For example, your disclosure on page 99 indicates that your certificate of incorporation provides that the exclusive forum provision does not apply to claims arising under federal securities laws. Your disclosure here, however, indicates that the Court of
         Chancery of the State of Delaware shall be the exclusive forum for any action, including any derivative action. In addition to correcting your disclosure for this apparent inconsistency, please clearly disclose whether your exclusive forum provision will apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states
 Richard Ferrari
FirstName LastNameRichard Ferrari
Tenon Medical,  Inc.
Comapany 27,
September  NameTenon
               2021   Medical, Inc.
September
Page 4    27, 2021 Page 4
FirstName LastName
         this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Your
         Amended and Restated Certificate of Incorporation, which is currently exhibit 3.1, does
         not appear to clearly state the exclusive forum provision as described in your disclosure.
         Please ensure that your disclosure on the exclusive forum provision and the provision in your governing document are in alignment.
9. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Use of Proceeds, page 50

10. Please revise this section to provide more specific detail regarding the use of the funds to be allocated to initiating clinical studies as well as to the development, sales and marketing of your technology, including reference to the specific technologies or products for which you intend to initiate clinical studies and to how far into clinical studies as well as how far into the development, sales and marketing of your technology the proceeds will enable you to reach, as applicable.
11. We note your disclosure in the third and fourth paragraphs on page 61 regarding the notes that will be due upon the earlier of a capital increase or December 31, 2021. If your public offering will trigger the payment of these notes, please tell us whether it would be appropriate to include the payment of these notes as a use of proceeds from your offering, including the disclosures required by Instruction 4 to Item 504 of Regulation S-K.
Capitalization, page 52

12. We note your capitalization table is not mathematically accurate with respect to total capitalization. Please revise. Cash should also not be included as a component of your capitalization. Please also explain to us how you considered whether the pro forma capitalization should reflect the contingency related to the contingent beneficial conversion feature of the convertible promissory notes disclosed in
Note 4 on pages F-13
         and F-32. We reference the guidance in ASC 470-20-35-1.
13. Please reconcile your disclosure in clause (ii) of the second bullet point of this section to reconcile your disclosure regarding the conversion of all outstanding shares of your convertible preferred stock into 2,290,127 shares of common stock in connection with the closing of this offering, with your disclosure elsewhere that the Series B preferred stock is convertible into 491,222 shares of common stock.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Significant Judgments, and Use of Estimates Determining Fair Value of Stock Options, page 64

14. Please revise to disclose the material assumptions used in the income approach and market approach to estimate your enterprise value, the assumptions used in the Option Pricing
 Richard Ferrari
FirstName LastNameRichard Ferrari
Tenon Medical,  Inc.
Comapany 27,
September  NameTenon
               2021   Medical, Inc.
September
Page 5    27, 2021 Page 5
FirstName LastName
         and Probability Weighted Expected Return methods, and the discount for lack of marketability. Please also disclose the weighting of each of the methodologies.
15. Once you have an estimated offering price or range, please explain the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Business, page 67

16. Please include disclosure in the Business section to include the material terms of the master services agreement with Phoenix DeVentures, Inc. We refer to your disclosure on page II-8 where you indicate this agreement will be filed as exhibit 10.18, but did not
         note any further references in the prospectus.
Sales and Marketing, page 76

17. We note your disclosure in a risk factor on page that "[you] have entered into a consulting agreement with a surgeon, that is also a customer" and that "[you] anticipate entering into additional agreements with surgeons who use [y]our product as [you] launch [y]our product." You also state that "[you] also may enter into co-marketing arrangements with surgeons who use [y]our product." We further note your disclosure on page 72 that you currently sell The CATAMARAN System to a limited number of "surgeon advisors" to develop the product for a commercial launch. Please expand your discussion of your sales and marketing efforts here to explain how these agreements with surgeons are part of these efforts and to expand upon the nature of these agreements. To the extent you are substantially dependent on any such agreement, file the agreement as an exhibit.
         Alternatively, provide an analysis supporting your determination the agreements are not required to be filed pursuant to Item 601(b)(10)(B)(ii) of Regulation S-K. We also note your disclosure on page 9 that you appointed SpineSource as your exclusive sales representative for marketing, sales, and support for The CATAMARAM System in the
         United States and Puerto Rico. Please clarify whether these consulting agreements or co-
         market arrangements conflict with your exclusive agreement with SpineSource.
Intellectual Property, page 78

18. We note your disclosure of your issued and pending patents. Please revise to disclose for each material patent and patent application the specific technology to which such patent or patent applications relate, the type of patent protection and the expiration dates.
Manufacturing and Supply, page 83

19. Please expand your disclosure here to discuss your sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of
         Regulation S-K.
 Richard Ferrari
Tenon Medical, Inc.
September 27, 2021
Page 6
Management, page 84

20. We note your disclosure that Frank Fischer, Ivan Howard and Rob Weigle have agreed to be directors prior to the closing of your offering. Please file the consent of these director nominees to be named in your registration statement as an exhibit. Refer to Securities Act
      Rule 438. Please also provide the disclosures required by Item 401 and
Item 403(b) of
      Regulation S-K for each of these director nominees.
Board Compensation, page 91

21. Please file the consulting agreement with Mr. Richard Ferrari as an exhibit. Refer to Item 601(b)(10)(ii) of Regulation S-K.
Principal Stockholders, page 91

22. Please ensure that you have identified the natural persons who are the beneficial owners of the shares held by each entity identified in your table.
General

23. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Jeanne Bennett at (202) 551-3606 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Tim Buchmiller at
(202) 551-
3635 with any other questions.



                                                            Sincerely,
FirstName LastNameRichard Ferrari
                                                            Division of
Corporation Finance
Comapany NameTenon Medical, Inc.
                                                            Office of Life
Sciences
September 27, 2021 Page 6
cc:       Jeffrey P. Wofford, Esq.
FirstName LastName